Direct Number: (216) 586-7254
cjhewitt@jonesday.com
June 9, 2009
VIA EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
          Re: Preliminary Proxy Statement of Axsys Technologies, Inc.
Ladies and Gentlemen:
     On behalf of Axsys Technologies, Inc., a Delaware corporation (“Axsys”), attached for filing with the Securities and Exchange Commission pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, is Axsys’ preliminary proxy statement and form of proxy card relating to the special meeting of stockholders of Axsys to be held on or about July 17, 2009.
     Axsys intends to commence mailing its definitive proxy materials to its stockholders on or about June 22, 2009.
     If you have any questions concerning the enclosures, please contact the undersigned at (216) 586-7254.

Very truly yours,
/s/ Christopher J. Hewitt
Christopher J. Hewitt